

December 19, 2014

Via E-mail
William Threadgill
President
Synthetic Fixed-Income Securities, Inc.
One Wells Fargo Center
301 S. College Street
Charlotte, North Carolina 28288

> **Re:** **STRATS(SM) Trust for Allstate Corp Securities, Series 2006-3**
> **STRATS(SM) Trust for Goldman Sachs Group Securities, Series 2006-2**
> **STRATS(SM) Trust for Procter & Gamble Securities, Series 2006-1**
> **Forms 10-K for the Fiscal Year Ended December 31, 2013**
> **File Nos. 001-32867, 001-32848 and 001-32822**

Dear Mr. Threadgill:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Forms 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. We note that each Form 10-K noted above states that "[n]either the report on assessment or the related attestation report has identified any material instances of noncompliance with the servicing criteria described in the report on assessment as being applicable to the Trustee." However, in the "Assertion of Compliance with Applicable Servicing Criteria" provided by BNY Mellon (attached as Exhibits 33.1), BNY Mellon discloses that material instances of noncompliance occurred with respect to the servicing criteria set forth in Items 1122(d)(3)(i)(A) and 1122(d)(3)(ii). Please either amend your Forms 10-K to disclose these material instances of noncompliance or explain why this discrepancy exists and should not be amended. Please also disclose, either in your amended Forms 10-K or your response, whether the transaction covered by each of these Forms 10-K are part of the sample transactions reviewed to assess compliance with applicable servicing criteria. If the transactions covered by each Form 10-K were part of the transactions

reviewed, please advise whether the identified instances of noncompliance involved that particular transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny at 202-551-3674 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Jenny Dahlen